Exhibit 21.1

List of Subsidiaries

	Jurisdiction of
Name of Subsidiary	Organization	% Owned
Tsing Da Century Education Technology Co. Ltd.	BVI	100%
Beijing Tsingda Century Management Consulting Ltd.	PRC	100%
Beijing Tsingda Century Investment Consultant of Education Co. Ltd.	PRC	VIE
Beijing Tsingda Century Network Technology Co. Ltd.	PRC	VIE
Beijing Tsingda Century Training School, Ltd.	PRC	VIE